Exhibit 99.1

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
         Leon Berman
         212-477-8438

Global Ship Lease Announces Agreement to Acquire Four High-Reefer ECO
Containerships on Multi-Year Charters, with 10-Year Financing Committed

Addition of 4x 2015/2016-built, immediately cash-generative post-panamax vessels, purchased from non-conventional seller at a 30+% discount to open-market charter-free values, consistent with strict investment criteria and strategy of fleet renewal and selective growth

10-year financing committed at SOFR + 2.50%

ATHENS, Greece, December 4, 2024 – Global Ship Lease, Inc. (NYSE:GSL) (“GSL” or the “Company”), an owner of containerships, announced today that it has contracted to purchase four high-reefer ECO-9,115 TEU containerships (the “Newly Acquired Vessels”) with an average age of 8.5 years for an aggregate purchase price of $274 million. The Newly Acquired Vessels are currently on time charters to a leading liner operator, with varied median firm durations extending for an average of 1.7 years, or up to an average of 5.0 years if all charterer’s options are exercised. Assuming all options are exercised, the charters are expected to generate aggregate EBITDA of up to approximately $184 million. With these additions, the Company’s fleet will comprise 72 vessels with a total capacity of 413,183 TEU.

The Newly Acquired Vessels are scheduled for phased delivery between December 2024 and January 2025. The Company expects to pay for the ships with a combination of cash-on-hand and debt. The Company has received in-principle commitments for ten-year financings to be priced at SOFR + 2.50%, and benefiting from the balance of the Company’s outstanding 0.64% SOFR caps. Including these financings, the Company’s weighted average debt maturity would be extended to 5.3 years. We expect that the financings will contain financial and other covenants that are similar to those contained in our other financing agreements. The financings are subject to the negotiation and execution of definitive documentation and the satisfaction of certain customary closing conditions.

“In line with our clear goal of renewing the GSL fleet on a disciplined and selective basis, we are pleased to announce the acquisition of these four modern, high-reefer, ECO post-panamax vessels on very compelling terms,” said George Youroukos, Executive Chairman of Global Ship Lease. “As sisters to three high-performing vessels already in the GSL fleet, the Newly Acquired Vessels are tried and tested high-earners, and will carry forward the economic runway of the cash cows in our existing fleet. We were able to capitalize on this excellent opportunity because of our balance sheet strength, flexibility, and ability to move fast, while also maintaining our usual discipline and strict investment criteria. Buying these ships for an en bloc price of $274 million, against an aggregate open-market charter-free value of close to $400 million, allows us to de-risk this deal right out of the gate. We are very pleased to have established this new relationship with the seller, and to have secured access to great assets, which are allowing us to put in place 10-year financings while also forming a blueprint to utilize if similarly compelling opportunities should emerge in the future.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

As of September 30, 2024, and before adjusting for the Newly Acquired Vessels, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 376,723 TEU. 36 ships are wide-beam Post-Panamax.

As of September 30, 2024, and before adjusting for the Newly Acquired Vessels, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.78 billion. Contracted revenue was $2.15 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.